                                                                    EXHIBIT 99.1



RESULT OF CANCELLATION OF TREASURY STOCK


     Please be advised that on 22.Nov.2002 POSCO (the "Company") completed the cancellation of the Company's treasury stock in the manner and amounts set forth below.

     1.  Cancelled number of treasury shares: 2,807,690 shares

     2.  Cancelled total value of the treasury shares: KRW 281,698,345,390

     3.  Date of Cancellation: November 22, 2002

     4.  Date of the Board of Directors of POSCO: November 20, 2002

     5.  Changed in the total number of shares:
         As of November 20, 2002: 93,589,485 shares
         As of November 22, 2002: 90,781,795 shares